FORM 51-102F3

Material Change Report

Item 1		Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2		Date of Material Change

May 9, 2006, being the date of the news release.

Item 3		News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4		Summary of Material Change

The Company issued its 2006 first quarter report for the three months ended March 31, 2006.

In the three months ended March 31, 2006: $4,830,960 capitalized to exploration properties was incurred substantially all on its wholly owned Gualcamayo gold property in Argentina primarily in connection with drilling, aeromagnetic survey, technical engineering and geotechnical studies and substantial completion of the access road to the site; an operating loss of $332,019 was incurred which included nil non-cash stock-based compensation; and a bought deal financing was completed, netting the Company $56.6 million cash.

As of March 31, 2006, the Company has cash and cash equivalents of $78,442,839.

Item 5		Full Description of Material Change

Please see attached news release.

Item 6.		Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7		Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8		Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary,
Tel: (604) 669-4777
Item 9.		Date Of Report

DATED at Vancouver, BC, this 9th day of May, 2006.

Viceroy	News Release #2006.11
Exploration Ltd.	TSX: VYE

520 – 700 West Pender Street, Vancouver
British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Announces 2006 Three Month Report

Vancouver, British Columbia, May 9, 2006 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), an exploration stage company focusing on gold exploration and development in Argentina, today reported its financial results for the three months ended March 31, 2006.

Viceroy Exploration Ltd (the “Company”) is a mineral exploration stage company with five 100% owned gold exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three main zones of mineralization. A previously reported independent resource estimate of the three main zones of approximately 1.4 million ounces Measured and Indicated and 0.6 million ounces Inferred has been identified in an updated technical report prepared by a qualified person which report was SEDAR filed December 8, 2004.

In the 2006 first quarter, results of infill, step out and deep drilling at Gualcamayo intersected high grade zones which continue to be open on strike and to depth. As these results impact the then existing resource model, the new resource estimate and updated Preliminary Economic Assessment planned for the 2006 first quarter was delayed. These documents are presently expected to be completed and announced in the 2006 second quarter. The updated Preliminary Economic Assessment will include the three main zones of mineralization, being the expanded Quebrada del Diablo (“QDD”) resource and the Amelia Ines and Magdalena deposits. The previously announced Preliminary Economic Assessment in January 2005 includes only the QDD resource. Concurrently, technical, engineering and mine design studies continue in preparation for planned submission of the Environmental Impact Statement and completion of a feasibility study in the 2006 third quarter.

The regional exploration program within the Gualcamayo and adjacent Salamanca properties is continuing. In June 2005, the farm-out agreement on the Company’s Las Flechas property was continued for the second year. On May 1, 2006, the Company and Corex Gold Corp. (“Corex”) signed an agreement whereby Corex may acquire a 60% interest in the Company’s 100% held, 3,938-hectare Evelina property located in the High Andes, in northern San Juan Province, Argentina. Pursuant to the terms of the agreement, Corex may earn a 60% interest in the Evelina property over four years by making expenditures, with pre-agreed annual minimums, aggregating US$3.5 million and by issuing a total of 800,000 common shares. After Corex has earned-in, the Company has the right to earn back a 60% interest, thereby reducing Corex’s interest to 40%, by incurring one and a half times the US$3.5 million in expenditures made by Corex. The foregoing is subject to all requisite regulatory approvals. As the Company and Corex share a director in common, the agreement has been negotiated at arm’s length and has been approved by the independent directors of both companies.

At the Company’s annual meeting of shareholders held on April 28, 2006, the shareholders of the Company ratified a Shareholder Rights Plan which had been previously approved by the directors of the Company.

As at March 31, 2006, the Company has in excess of $78.4 million in cash, substantially all of which is available to advance the Gualcamayo project and the Company’s regional exploration programs.

During the three months ended March 31, 2006, the Company:

  in February, with a syndicate of underwriters, completed a $60 million bought deal financing consisting of 9,600,000 common shares, including an over-allotment of 3,200,000 shares, at a price of $6.25 per share;
  announced appointments of additional key senior personnel and the engineering consultants for the feasibility study;
  carried out definition, geotechnical and exploration drilling within the Gualcamayo project that included 46 holes covering 5,626 metres, certain of which were in progress at March 31 at which time there were three diamond drill and one reverse circulation rigs on site;
  continued technical engineering and geotechnical studies in connection with the updated Preliminary Economic Assessment, baseline study for the Environmental Impact Statement and concurrently began the feasibility study;
  advanced column leach testing, pad location and design, water, waste water/sewage and power supply studies;
  initiated a fines losses program to determine whether the true grade of the ore body is reflected in current drill results;
  continued to develop its community relations program and liaisons with provincial, municipal and local officials;
  began ground preparation to expand the camp by 60 persons to accommodate a total 160 persons;
  carried out a regional aeromagnetic survey on the Gualcamayo and Salamanca properties which, together with previously completed surface mapping and sampling, identified several drill targets;
  began construction of access roads to the fore-mentioned exploration areas for drilling which is planned for June 2006; a fifth rig (reverse circulation) has been scheduled for arrival in late May for regional exploration drilling; and
  substantially completed the new access road to the project.

RESULTS OF OPERATIONS

For the three months ended March 31, 2006 (the “2006 first quarter”) as compared to the three months ended March 31, 2005 (the “2005 first quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by investors for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the 2006 first quarter, the Company had a loss of $332,019 as compared to a loss of $1,303,708 for the 2005 first quarter. A significant component of operating expense in the 2005 first quarter is $1,092,697 of stock-based compensation recorded pursuant to the Company’s accounting policy for stock-based compensation. Stock-based compensation recorded in the 2006 first quarter was nil.

The Loss Before The Following in the 2006 first quarter is $728,629 as compared to $295,691 in the 2005 first quarter excluding stock-based compensation. The relative increase in spending is in line with the overall increase in project activity and includes an increase in cash compensation to existing personnel and an additional staff member at corporate headquarters. Included in professional fees expense in the 2006 first quarter are fees incurred in connection with an ongoing control certification support assignment, which began in the fall of 2005, to assist the Company in maintaining compliance with regulatory requirements. In the 2006 first quarter, completion of the $60 million bought deal financing occurred resulting in increased interest income; Company representatives attended three industry conferences in North America, making presentations at each.

Capitalized Exploration Expenditures:

In the 2006 first quarter, $4,830,960 was spent substantially all on the Gualcamayo property, including non-cash $428,490 stock-based compensation to project geologists and engineers. Capitalized expenditures were incurred primarily in connection with the above-referred drilling, aeromagnetic survey, technical engineering and geotechnical studies and substantial completion of the access road to the site, as compared to $1,318,448 spent on the Gualcamayo property in the 2005 first quarter primarily continuing the second phase drill program and related activities. Included in cumulative deferred exploration expenditures at March 31, 2006 is $1,951,707 of Argentine value added tax. In September 2005 the Company filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash used in operating activities in the 2006 first quarter is $302,123 as compared to cash used in the 2005 first quarter of $349,491. The relative decrease is substantially a result of additional interest income resulting from the February 2006 financing applied against spending.

Cash used in investing activities in the 2006 first quarter of $3,377,467 is substantially all for capitalized exploration expenditures on the Gualcamayo property as referred to above. In the 2005 first quarter, cash of $1,143,585 was used for capitalized exploration expenditures substantially all on the Gualcamayo property.

Cash from financing activities in the 2006 first quarter of $59,006,170 is comprised of the $56,637,142 net cash from the bought deal financing and $2,369,028 from the partial exercise of stock options and warrants as compared to $218,500 in the 2005 first quarter on the partial exercise of stock options and warrants. Deducted from the gross proceeds received on the bought deal financing was a $3,000,000 underwriters’ fee (5%) and $362,858 of expenses.

In summary, for the 2006 first quarter, total cash and cash equivalents increased by $55,326,580 to $78,442,839 as compared to a decrease in total cash and cash equivalents for the 2005 first quarter of $1,274,576 to $13,224,408.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2006 as compared to as at December 31, 2005:

As at March 31, 2006, the Company has cash and cash equivalents of $78,442,839 as compared to cash and cash equivalents of $23,116,259 as at December 31, 2005, an increase of $55,326,580. The increase is a result of the February 2006 bought deal financing which netted the Company

$56,637,142. Working capital at March 31, 2006 is $76,553,485, substantially all of which is available to advance the Gualcamayo project and the Company’s regional exploration programs.

As of the May 1, 2006 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX significantly exceeded the exercise prices of the Company’s outstanding warrants and stock options granted at March 31, 2006. If all outstanding warrants and options were exercised, a total 5,770,948 common shares would be issued for cash proceeds of $15,282,007. The outstanding warrants for 2,350,948 shares expire December 6, 2006 and would realize cash proceeds of $6,465,107. The outstanding stock options for 3,420,000 shares have a weighted average remaining contractual life of 3.62 years and would realize cash proceeds of $8,816,900.

The Company considers its existing funds to be sufficient in order to carry out planned activities on the Gualcamayo gold property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for at least the next fifteen months. Development of the Gualcamayo project beyond feasibility will require additional equity or possible debt financing. Discussion has begun on funding alternatives. The Company continues to target the 2006 third quarter for a possible production decision.

The functional currency of the Company is the Canadian dollar and to date funding has been raised in Canadian dollars. Included in cash and cash equivalents at March 31, 2006 is $1,033,486 and $288,955 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the year ended December 31, 2005 are substantially unchanged as at May 1, 2006.

Other Information

Attached to this News Release are the interim consolidated financial statements of Viceroy for the three months ended March 31, 2006, excluding notes.

For the full text of the interim report, including the management discussion and analysis, is filed on SEDAR at www.sedar.com. For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail at info@viceroyexploration.com.

For further information contact:
Patrick G. Downey 604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

	March 31,	December 31,
	2006	2005
	$	$
Assets

Current assets
Cash and cash equivalents	78,442,839	23,116,259
Prepaid expenses	107,669	143,884
	78,550,508	23,260,143
Exploration properties	24,775,713	19,944,753

Furniture and equipment – corporate office	67,907	48,708
	103,394,128	43,253,604
Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,997,023	959,140

Shareholders’ Equity

Capital stock (52,661,235 common shares; December 31,	104,820,455	45,116,078
2005 – 42,033,043 common shares)

Stock options and brokers’ warrants	3,855,634	4,125,351

Deficit	(7,278,984)	(6,946,965)
	101,397,105	42,294,464
	103,394,128	43,253,604

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months
	Ended March 31,

	2006	2005
	$	$

Expenses
Stock-based compensation
Directors/officers/employees	-	761,241
Other consultants	-	331,456
	-	1,092,697

Salaries, benefits and officer consultants	423,286	167,718
Stock exchange/transfer agent/listing application	69,565	11,147
Professional fees	77,497	12,897
Shareholders’ communication	21,966	6,884
Amortization	7,539	4,000
Investor relations	53,164	48,796
Travel and lodging	4,935	-
Office and miscellaneous	70,677	44,249

Loss before the following	728,629	1,388,388

Interest income	(408,849)	(82,306)

Foreign exchange loss (gain)	12,239	(2,374)

Loss for the period	332,019	1,303,708

Deficit - Beginning of period	6,946,965	3,825,130

Deficit - End of period	7,278,984	5,128,838

Basic and diluted loss per share	0.01	0.04

Weighted average number of shares outstanding	47,345,177	35,524,752

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months
	Ended March 31,
	2006	2005
	$	$
Cash flows (used in) from operating activities
Loss for the period	(332,019)	(1,303,708)

Non-cash charges	7,539	1,096,697
Changes in non-cash working capital items	22,357	(142,480)
	(302,123)	(349,491)
Cash flows (used in) from investing activities
Exploration properties	(3,350,729)	(1,138,119)
Furniture and equipment – corporate office	(26,738)	(5,466)
	(3,377,467)	(1,143,585)
Cash flows from financing activities
Bought deal financing – net	56,637,142	-
Exercise of warrants and stock options	2,369,028	218,500
	59,006,170	218,500
Increase (decrease) in cash and cash equivalents	55,326,580	(1,274,576)

Cash and cash equivalents - Beginning of period	23,116,259	14,498,984

Cash and cash equivalents - End of period	78,442,839	13,224,408

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and brokerages	78,442,839	13,224,408